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VIA EDGAR

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Kathleen Collins and Chen Chen

____________________

Re: TechnipFMC plc

Form 10-K for the Year Ended December 31, 2022

Form 10-Q for the Quarterly Period Ended September 30, 2023

Form 8-K furnished on October 26, 2023

File No. 001-37983

Dear Ms. Collins and Ms. Chen:

On behalf of our client, TechnipFMC plc (the “Company”), this letter confirms my telephone conversation with Ms. Chen on November 24, 2023 regarding the Company’s request for an extension of time to respond to the comment letter dated November 8, 2023 from the Staff of the Division of Corporation Finance.

As discussed, the Company requires additional time to prepare its response and currently expects to respond on or about December 8, 2023.

Please contact me at (202) 637-1073 if you have any questions regarding this matter.

Sincerely,

/s/ Julia A Thompson
Julia A Thompson of LATHAM & WATKINS LLP

Cc:	Alf Melin, Executive Vice President and Chief Financial Officer

Krisztina Doroghazi, Senior Vice President, Controller and Chief Accounting Officer

Cristina Aalders, Executive Vice President, Chief Legal Officer and Secretary